BIOTIME, INC.
1301 Harbor Bay Parkway, Suite 100
Alameda, California 94502
(510) 521-3390

January 21, 2016

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RE:	BioTime, Inc.
Registration Statement on Form S-3
File No. 333-209000

Ladies/Gentlemen:

BioTime, Inc. (the “Company”) hereby requests that its Registration Statement on Form S-3, File No. 333-209000, be declared effective at 10:00 a.m. on January 25, 2016 or as soon thereafter as practicable.

The registrant acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

BioTime, Inc.

By:	s/Russell Skibsted
Chief Financial Officer